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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RENEGY HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
75845J109
(CUSIP Number)
Robert M. Worsley
3418 N. Val Vista Drive
Mesa, Arizona 85213
(480) 218-8880
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	755747102

1	NAMES OF REPORTING PERSONS:(1) Robert M. Worsley Christi M. Worsley Robert M. Worsley and Christi M. Worsley Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona

	7	SOLE VOTING POWER

NUMBER OF		715(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,247,071(3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		715(2)

WITH	10	SHARED DISPOSITIVE POWER

6,247,071(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,247,786(2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.2% of Common Stock(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

(1)	This is a joint filing by Robert M. Worsley, Christi M. Worsley and the Robert M. Worsley and Christie M. Worsley Revocable Trust. Robert M. Worsley and Christi M. Worsley established the Trust and are its sole trustees.

(2)	Robert M. Worsley individually owns options to acquire 715 shares of Common Stock of the Issuer, which options are currently exercisable.

(3)	The Robert M. Worsley and Christi M. Worsley Revocable Trust owns 3,774,048 shares of Common Stock of the Issuer and warrants to purchase 2,473,023 shares of Common Stock of the Issuer. Robert M. Worsley and Christi M. Worsley are the sole trustees of the Trust with voting and dispositive power of the Common Stock held by the Trust.

(4)	The Trust disclaims beneficial ownership of the 715 shares of Common Stock issuable pursuant to the options owned individually by Robert Worsley.

(5)	Based on 6,427,711 shares of Common Stock of the Issuer outstanding as of October 1, 2007, as reported by the Issuer to the Reporting Persons. The 3,774,048 shares of Common Stock held by the Robert M. Worsley and Christi M. Worsley Revocable Trust represents approximately 58.7% of such 6,427,711 shares of Common Stock. The (i) 3,774,048 shares of Common Stock plus (ii) the 2,473,023 shares of Common Stock issuable pursuant to the warrants held by the Robert M. Worsley and Christi M. Worsley Revocable Trust plus (iii) the 715 shares of Common Stock issuable pursuant to the options held by Robert Worsley represent approximately 70.2% of the outstanding shares of Common Stock of the Issuer as of October 1, 2007 (assuming the issuance of shares of Common Stock pursuant to the warrants and options).

SCHEDULE 13D
Item 1.	SECURITY AND ISSUER
     This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Renegy Holdings, Inc. (the “Issuer”), having its principal executive offices at 301 West Warner Road, Suite 132, Tempe, Arizona 85284.
Item 2.	IDENTITY AND BACKGROUND
     This Schedule 13D is filed by Robert M. Worsley (“R. Worsley”), Christi M. Worsley (“C. Worsley”) and the Robert M. Worsley and Christi M. Worsley Revocable Trust, a trust organized under the laws of the State of Arizona (the “Trust” and, together with R. Worsley and C. Worsley, the “Reporting Persons”). The Trust is a revocable trust established by R. Worsley and C. Worsley, and R. Worsley and C. Worsley are the trustees of such Trust.
     During the last five years, none of R. Worsley, C. Worsley or the Trust have been convicted in any criminal proceeding and were not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.
Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On October 1, 2007, the Trust received 3,774,048 shares of Common Stock from the Issuer in exchange for the Trust’s contribution of all of the membership interests of Renegy, LLC (“Renegy”), Renegy Trucking, LLC (“Renegy Trucking”) and Snowflake White Mountain Power, LLC (“SWMP”), each an Arizona limited liability company. The Trust contributed such membership interests to the Issuer in connection with a contribution and merger transaction effected on October 1, 2007 among Catalytica Energy Systems, Inc., a Delaware corporation (“Catalytica”), the Issuer, Snowflake Acquisition Corporation, a Delaware corporation, Renegy, Renegy Trucking, SWMP, R. Worsley, C. Worsley and the Trust (the “Transaction”). On October 1, 2007, in connection with the Transaction, the Trust received a warrant to purchase 2,473,023 shares of Common Stock at an exercise price of $16.38 per share (the “Warrant”). The Warrant will vest, if at all, in three equal portions of 824,341 shares each, upon the completion of each of three operating milestones, as more particularly described in the Warrant filed as Exhibit 5 hereto and incorporated herein by reference.
Item 4.	PURPOSE OF TRANSACTION
     The Reporting Persons entered into the Transaction to combine the businesses of Renegy, Renegy Trucking and SWMP, which were wholly-owned by the Reporting Persons, with the business of Catalytica. Renegy, Renegy Trucking and SWMP engage in the businesses of creating and operating renewable energy power projects and harvesting biomass fuel. Catalytica provides innovative products and services to meet the demand for clean energy production, with a focus on cost-effective emissions control solutions for the coal-fired power generation industry. The Reporting Persons believe that the combined company, the Issuer, will have an expanded focus on clean energy, operating under two divisions as an independent power producer of renewable energy and as a provider of emissions compliance services for the coal-fired power generation industry.
Item 5.	INTERESTS IN SECURITIES OF THE ISSUER
     As of the date of this Schedule 13D, R. Worsley, C. Worsley and the Trust beneficially own 6,247,786 shares of Common Stock, which includes (i) 3,774,048 shares of Common Stock issued to the Trust in connection with the Transaction, (ii) 2,473,023 shares of Common Stock issuable to the Trust pursuant to the Warrant, and (iii) 715 shares of Common Stock issuable pursuant to options held by R. Worsley individually. The 6,247,786 shares represent approximately 70.2% of the shares of Common Stock outstanding as of October 1, 2007 (assuming the issuance of the shares of Common Stock upon exercise of the Warrant and options and based on 6,427,711 shares of Common Stock reported by the Issuer to the Reporting Persons to be outstanding as of October 1, 2007.)
     R. Worsley and C. Worsley share sole voting and investment power over 3,744,048 shares of Common Stock held by the Trust and, upon exercise of the Warrant, will share sole voting and investment power over an additional 2,473,023 shares of Common Stock issuable to the Trust. R. Worsley has sole voting and investment power over 715 shares of Common Stock issuable pursuant to options held by him individually. The Trust disclaims beneficial ownership of such 715 shares of Common Stock beneficially owned by Robert Worsley.
Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     R. Worsley and his spouse, C. Worsley, established the Trust and are the sole trustees of the Trust.
     Contribution and Merger Agreement
     R. Worsley, C. Worsley and the Trust are parties to a Contribution and Merger Agreement with Catalytica, the Issuer, Snowflake Acquisition Corporation, a Delaware corporation, Renegy, Renegy Trucking and SWMP, dated May 8, 2007, as amended (the “Contribution and Merger Agreement”), pursuant to which the Issuer agreed to grant 3,774,048 shares of Common Stock and a Warrant to purchase 2,473,023 shares Common Stock to the Trust in exchange for all of the membership interests of Renegy, Renegy Trucking and SWMP. In addition to the rights of the parties set forth in the Registration Rights Agreement and Warrant described below, the parties are subject to certain restrictions and obligations with respect to the transfer and voting of shares of Common Stock, as more fully described in the Contribution and Merger Agreement, including the amendments thereto, copies of which are attached hereto as Exhibits 1, 2 and 3 and which are incorporated herein by reference.
     Registration Rights Agreement
     The Trust is party to a Registration Rights Agreement, dated October 1, 2007 (the “Registration Rights Agreement”), with the Issuer pursuant to which the Issuer has agreed to prepare and file a registration statement pursuant to Rule 415 under the Securities Act of 1933 covering the resale from time to time of all of the shares of Common Stock issued to the Trust in connection with the Transaction, as well as all shares of Common Stock issuable upon exercise of the Warrant issued to the Trust in connection with the Transaction, as described below. The Issuer must prepare and file such registration statement upon the request of the Trust (or the then holder of a majority of the registrable securities subject to the Registration Rights Agreement), which request may be made any time from and after 270 days after the October 1, 2007 closing of the Transaction, provided that the Issuer may delay any requested registration for up to 60 consecutive days in any calendar year (or 120 days in the aggregate in any calendar year) if and for so long as certain conditions exist. Additionally, the Issuer will not be obligated to effectuate more than one registration in any twelve-month period, and there are certain proscriptions with respect to when a request for registration may be made. Upon the effectiveness of the resale registration statement, the registered shares of common stock will be freely tradable by the Trust. The Issuer will be responsible for all fees and expenses in connection with the preparation and filing of a registration statement under the Registration Rights Agreement.
     A copy of the Registration Rights Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference.
     Warrants
     Pursuant to the Contribution and Merger Agreement, the Issuer issued 2,473,023 Common Stock purchase warrants to the Trust. Each warrant entitles the Trust the right to purchase one share of Common Stock of the Issuer. The exercise price of the warrants is $16.38 per share, provided that the warrants’ exercise price may be adjusted pursuant to standard adjustment provisions for stock splits, distributions, reorganizations, mergers and consolidations and the like. The warrants are transferable by the Trust or any subsequent permitted transferee only to the warrant holder’s spouse, the ancestors or descendants of the warrant holder or his spouse, or any ancestor or descendant of any such ancestors or descendants, or any trust for the benefit of any of the foregoing persons. The warrants will vest and become exercisable in accordance with a schedule of certain specified milestones, as described in more detail in the Warrant attached hereto as Exhibit 5.
     The warrants will be exercisable beginning on the dates that the specified milestones are achieved and, with respect to each portion of the warrants that vest in accordance with a particular milestone, will expire upon the date that is the later of the four-year anniversary of the date of issuance of the warrants and the two-year anniversary of the date on which the particular milestone applicable to such portion of the warrants is achieved; provided, that in no event will the warrants expire later than the six-year anniversary of the date of issuance of the warrants.
     The holder of a warrant may pay the exercise price in cash. In lieu of exercising the warrants for cash, if at any time more than 240 days from the date of issuance of the warrants the holder is not able to sell the shares underlying the warrants pursuant to an effective registration statement filed by the Issuer under the Registration Rights Agreement described above, such warrants may be exercised by net cashless exercise.
     A copy of the Warrant issued to the Trust is filed as Exhibit 5 hereto and is incorporated herein by reference.
     Stock Option Agreement
     Pursuant to a Stock Option Agreement, dated November 6, 2006, executed by the Issuer and R. Worsley in connection with certain advisory services provided by R. Worsley to the Issuer, the Issuer granted to R. Worsley options to purchase 5,000 shares of common stock of Catalytica at an exercise price of $1.35 per share. The options were assumed by the Issuer in connection with the Transaction, and the terms of the options were adjusted in accordance with the Merger Agreement to provide for the purchase of 715 shares of Common Stock of the Issuer at an exercise price of $9.45 per share. The options issued to R. Worsley vested immediately upon issuance and will expire on November 6, 2011.
     A form of the Stock Option Agreement with Catalytica is filed as Exhibit 6 hereto and is incorporated herein by reference.
Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Contribution and Merger Agreement, dated as of May 8, 2007, incorporated by reference to Exhibit 2.1 to the Issuer’s registration statement on Form S-4, filed with the Securities and Exchange Commission on August 31, 2007.

2	Amendment No. 1 to Contribution and Merger Agreement, dated as of August 9, 2007, incorporated by reference to Exhibit 2.2 to the Issuer’s registration statement on Form S-4, filed with the Securities and Exchange Commission on August 31, 2007.

3	Amendment No. 2 to Contribution and Merger Agreement, dated as of September 20, 2007, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2007.

4	Registration Rights Agreement, dated as of October 1, 2007, incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2007.

5	Warrant, dated as of October 1, 2007, incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2007.

6	Form of Stock Option Agreement, incorporated by reference to Exhibit 4.3 to the Issuer’s registration statement on Form S-8, filed with the Securities and Exchange Commission on November 8, 2002.

7	Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2007	ROBERT M. WORSLEY AND CHRISTI M. WORSLEY REVOCABLE TRUST
	By:	/s/ Robert M. Worsley
	Name:	Robert M. Worsley
	Title:	Trustee

	By:	/s/ Christi M. Worsley
	Name:	Christi M. Worsley
	Title:	Trustee

Dated: October 1, 2007	ROBERT M. WORSLEY
/s/ Robert M. Worsley

Dated: October 1, 2007	CHRISTI M. WORSLEY
/s/ Christi M. Worsley

EXHIBIT 7
JOINT FILING AGREEMENT
     Robert M. Worsley, Christi M. Worsley and the Robert M. Worsley and Christi M. Worsley Revocable Trust, hereby agree and consent to the joint filing on their behalf of the foregoing Schedule 13D relating to their beneficial ownership of the Common Stock of Renegy Holdings, Inc.

Dated: October 1, 2007	ROBERT M. WORSLEY AND CHRISTI M. WORSLEY REVOCABLE TRUST
	By:	/s/ Robert M. Worsley

	Name:	Robert M. Worsley
	Title:	Trustee

	By:	/s/ Christi M. Worsley

	Name:	Christi M. Worsley
	Title:	Trustee

Dated: October 1, 2007	ROBERT M. WORSLEY
/s/ Robert M. Worsley

Dated: October 1, 2007	CHRISTI M. WORSLEY
/s/ Christi M. Worsley